17th February, 2009
Via EDGAR
Mr. John Reynolds
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 2561
Washington, D.C. 20549
Re:	lululemon athletica inc. Form 10-K filed for fiscal year ended February 3, 2008 Filed April 8, 2008 File No. 001-33608
Dear Mr. Reynolds:
This letter is submitted on behalf of lululemon athletica inc. (the “Company”) in response to the comment that you provided on behalf of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s 10-K for the fiscal year ended February 3, 2008 (filed April 8, 2008, File No. 001-33608) (the “Form 10-K”) and revised Definitive Proxy Statement (filed May 9, 2008, File No. 001-33608) (the “Proxy Statement”), as set forth in your letter to the Company dated February 4, 2009. For reference purposes, the text of the comment contained in your letter dated February 4, 2009 has been reproduced herein (in bold), with the Company’s response below such comment.
Revised Definitive Proxy Statement Filed on May 9, 2008
Executive Compensation, page 13
Annual Cash Incentives, page 14
1.	We note your response to comment one of our letter dated January 14, 2009, and we reissue the comment. Please provide a more detailed analysis as to how the disclosures of your Executive Bonus Plan performance targets of your most recently completed fiscal year would cause you substantial competitive harm. The targets we have asked you to disclose in future filings are historical as they relate to a completed fiscal year. As a general matter, we do not understand how historical targets can provide a competitor with an understanding of your strategies, whether related to product sales or executive compensation, in time periods subsequent to the completed fiscal year. Further, we do not understand how targets relating to the company as a whole provide any insight to competitors regarding your plans for particular product lines or entry into new markets.
Company Response: Without restating all of the information provided in the Company’s prior response on January 27, 2009 (the “Prior Response”) to the Staff’s comment letter dated January 14, 2009, the Company wishes to again note that the Executive Bonus Plan performance targets for fiscal year 2008 were based on diluted earnings per share, comparable store sales, operating margin and inventory levels. With respect to each of these non-public performance targets, the financial metrics for such targets are not reflected in the Company’s historical financial statements and are not otherwise publicly available. Instead, each of these performance targets has been developed strictly for internal planning purposes and embody the Company’s expectations concerning the overall retail environment, the competitive conditions in the Company’s retail market and related economic factors. On this basis, the Company considers these performance targets, even with respect to completed fiscal years, to be commercially sensitive information that the Company does not report publicly and which are not disclosed to investors, analysts or anyone else outside of the Company, either at the time such performance targets are set or following the evaluation of whether such performance targets have been achieved. While the disclosure of our Executive Bonus Plan performance targets for the most recently completed fiscal year would not necessarily create the same level of competitive harm that would result from disclosing the current fiscal year’s targets, we believe that disclosure of our historical targets could nonetheless result in significant competitive harm, as further detailed below.
First, the historical Executive Bonus Plan performance targets established by the Company have not varied materially from fiscal year to fiscal year. As such, disclosure of the specific numerical performance targets for fiscal year 2008, as well as the performance targets for earlier fiscal years, could provide valuable insight into the likely performance targets to be established by the Company for the current fiscal year. Additionally, as future fiscal years are completed and the related performance targets are disclosed, the risk of competitive harm would be further compounded on the basis that this ever-increasing body of otherwise confidential information related to the Company could be carefully analyzed by savvy competitors and market analysts, resulting in a more refined understanding of the Company’s internal strategic planning process. As detailed more fully in the Prior Response, access to this type of information could provide such persons with significant leverage in negotiating with our suppliers and customers, and in attempting to lure away our key executives.
Second, because our Executive Bonus Plan performance targets can overlap significantly from fiscal year to fiscal year, the disclosure of performance targets for the most recently completed fiscal year could result in the dissemination of otherwise confidential information concerning the Company’s current strategic plans. For example, the Company could plan to introduce in the fourth quarter of a particular fiscal year a new product line that would be expected to substantially increase the Company’s revenues, impacting its EPS, comparable store sales, operating margin and inventory level targets, which targets were established based on the timely introduction of this new product line. However, if the release of this new product line was later delayed into the first quarter of the following year, the disclosure of the prior year’s EPS, comparable store sales, operation margin and inventory level targets could reveal the planned introduction of the new product line well in advance of the date that the Company is actually ready to announce the new product line. Sophisticated competitors could use this advance information to bolster their relationships with our planned target customers and suppliers through such mechanisms as reduced pricing of competitive products or the accelerated development of other competitive products. Conversely, we could plan a significant divestiture in the fourth quarter of a given year and set the performance targets that reflect the completion of the divesture in such year. If the planned divestiture was deferred into the following year and kept confidential, a competitor could point to the significant variance between the performance targets for each year to corroborate speculation about the proposed divestiture. We believe that the advance disclosure of this otherwise confidential information would make it significantly more difficult for the Company to successfully implement its future operation strategies, resulting in harm to our investors.
Third, we believe that the disclosure of our historical Executive Bonus Plan performance targets could result in significant competitive harm due to the extremely competitive nature of the market for our key executives. Disclosure of these historical targets applicable to our most senior executives would provide our competitors with access to information that could greatly assist them in recruiting such individuals away from our Company. As noted above, because our performance targets have not varied materially from fiscal year to fiscal year, our competitors would be able to analyze the trend of our historical targets to estimate the amount of compensation our key executives might achieve in the current fiscal year, and offer them larger compensation packages or alternative compensation structures that could result in higher compensation to such individuals under similar circumstances.
Similarly, disclosure of these historical performance targets could affect the often sensitive negotiations between our management and many of the Company’s other highly compensated employees who are not subject to the Executive Bonus Plan. Specifically, the ability of our other highly compensated employees to reference the historical performance targets applicable to our top executives in their compensation negotiations would infringe on the business judgment of management to freely negotiate such compensation arrangements based on the specific objectives and performance standards applicable to each such employee. If disclosure of these historical performance targets were to be required, the Company might need to consider setting compensation based on targets that would not be as potentially harmful in connection with such public disclosure. These modifications to the Company’s compensation policies would likely result in harm to the Company and its competitive position.
Finally, we believe that the public disclosure of our Executive Bonus Plan performance targets relating to the Company as a whole (both historical and for the current fiscal year) could, when combined with other publicly available information concerning the Company, provide valuable insight to competitors regarding our plans for particular product lines or entry into new markets. For example, and as described in more detail above, the Company could plan to introduce a new product line that would substantially increase the Company’s revenues, resulting in the advance adjustment of the performance targets related to the introduction of this new product line. If the new product line is not introduced in the time frame originally predicted, these increased performance targets, together with other publicly disclosed information, could be used by savvy analysts to make reasonable predictions as to the likelihood that a new product line will be introduced. Competitors could then use this advance notice to proactively stifle the impact of the introduction of the Company’s new product line, through aggressively introducing new competing products or adjusting the pricing of existing competing products. Again, the Company believes this type of advance notice could result in harm to its investors.
The Company believes that, on the basis of the foregoing, its exclusion of the specific quantitative performance targets is permitted and appropriate under the standard of Instruction 4 to Item 402(b) of Regulation S-K, as well as the Staff’s July 3, 2008 Compliance and Disclosure Interpretations, and that it has complied with the related requirements to disclose the difficulty of achieving the bonus requirements.
The Company appreciates the Staff’s attention to the review of the Form 10-K and Proxy Statement. Please do not hesitate to contact the undersigned or John E. Currie, the Company’s Chief Financial Officer, at 604-732-6124, or Mark F. Hoffman, Esq. of DLA Piper LLP (US), our outside counsel, at 206-839-4800, if you have any questions regarding this letter.
Sincerely,
/s/  Christine Day

Christine Day
Chief Executive Officer
lululemon athletica inc.
cc:	Mr. Edwin S. Kim (SEC Division of Corporate Finance) Mr. John E. Currie (lululemon athletica inc.) Mr. David Negus (lululemon athletica inc.) Mr. Mark F. Hoffman (DLA Piper LLP (US))

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